IAMGOLD CORPORATION

NEWS RELEASE

TSX: IMG NYSE: IAG

IAMGOLD REALIZES 86% YEAR OVER YEAR INCREASE IN RESERVES
2017 RESERVES OF 14.5 MILLION OUNCES
AND MEASURED AND INDICATED RESOURCES OF 24.7 MILLION OUNCES

All dollar amounts are in U.S. dollars unless otherwise indicated.
Measured and Indicated Resource Estimates are quoted Inclusive of Mineral Reserves for all sites and projects

Toronto, Ontario, February 12, 2018 – **IAMGOLD Corporation** ("IAMGOLD" or "the Company") today announced its 2017 year-end mineral reserve and resource statement. (See attached table for more details.)

Total attributable Proven and Probable gold Reserves increased by 86.0% to 14.5 million ounces at the end of 2017 from 7.8 million ounces of gold at the end of 2016. The addition of 6.7 million ounces was primarily due to conversion of Resources to Reserves at the Côté Gold Project in Ontario, Canada and at the Boto Gold Project in eastern Senegal, West Africa following positive results from the Pre-feasibility Studies, coupled with the previously announced Reserve increase at the Rosebel Gold Mine. These increases were partially offset by depletion during the year given the Company's attributable gold production of 882,000 ounces. **There was no change in the $1,200 per ounce gold price assumption for estimating Mineral Reserves at the Company's owned and operated mines.**

Total attributable Measured and Indicated gold Resources (inclusive of Reserves) increased overall by 6% or 1.4 million ounces to 24.7 million ounces of gold at the end of 2017. Additionally, total attributable Inferred gold Resources increased overall by 44% or 2.7 million ounces to 8.8 million ounces of gold at the end of 2017. **There were also no changes in the valuation assumptions for estimating mineral resources at Essakane and Rosebel ($1,500 per ounce of gold) or at Westwood ($1,200 per ounce of gold using a 6.0 g/t Au cut-off over a minimum width of 2 metres).**

Steve Letwin, President and CEO of IAMGOLD, commented, "In 2017, we were able to crystallize significant gains in reserve ounces within the company, carrying on from our great work in 2016 to advance our high potential targets through both exploration successes and improved cost performance. All of our owner-operated mines reported year-on-year increases in reserves after depletion, demonstrating the strength of our core operations. Additionally, the completion of Prefeasibility Studies at Côté and Boto has allowed us to declare initial reserves for both projects, setting up IAMGOLD with a growing, long-life production profile at a time when many are struggling with reserve life. Even taking into account the sale of 30% of the large resource at Côté Gold to Sumitomo Metal Mining last June, we have demonstrated net gains in both Measured & Indicated Resources and Inferred Resources. The maiden Resource declaration for Saramacca is a strong start for Rosebel's transformation."

Mr. Letwin continued, "We are very excited about 2018 as it is setting up to be another year for significant growth in our reserve and resource base. Drilling to expand Saramacca continues and we are working to incorporate the existing and new resources into a consolidated Life-of-Mine plan for Rosebel and Saramacca which will allow us to declare an initial reserve estimate for Saramacca in the second half of this year. Drilling being carried out as part of the Côté Gold Feasibility Study will not only improve our confidence in the existing reserves, but is also expected to permit the upgrade of inferred material to a higher resource category and ultimately support conversion into reserves. The completion of the Heap Leach Prefeasibility Study for Essakane in the second quarter is expected to catalyze the declaration of new Heap Leach reserves as well as increases in our CIL reserves and resources through the justification of a further pit pushback. Essakane is also working on declaring a maiden resource estimate for the Gossey satellite deposit later this year. We will be drilling another 110 kilometres at Westwood with the ongoing objective to expand our planning reserves through conversion of inferred resources. An updated resource estimate is planned for Diakha-Siribaya in Mali, West Africa, and maiden resource estimates are being initiated in 2018 for Monster Lake and Nelligan in Quebec, Canada, and Eastern Borosi in Nicaragua."

Summaries of the changes in the Reserves and Resources estimate and 2018 development plans for each of the key assets are provided below.

Rosebel Gold Mine, Suriname: As announced on July 26, 2017, Rosebel was able declare significant increases in both Reserves and Resources, even before including the Saramacca satellite deposit. Incorporating those additions and mine depletion since that declaration date, Rosebel has realized a net, year-on-year increase in attributable Reserves of 1.4 million ounces or 69% to 3.3 million ounces, which was the result of: (i) new resource models for most of the Rosebel orebodies; (ii) positive impact of changes in the cost model for Rosebel, based on major cost improvements; (iii) a revised mine planning approach based on a detailed pit phasing scheme complemented by an optimized mine sequencing algorithm; and (iv) improved confidence in the pit slope design angles. Attributable Measured and Indicated Resources increased year-on-year by 2.9 million ounces or 51% to 8.6 million ounces due to those same factors. Inferred Resources increased from 0.6 million ounces to 2.6 million ounces year-on-year. Little definition drilling and exploration work is planned for 2018 on the Rosebel Mine concessions as the mine geology team focusses on Saramacca. Drilling done later in 2017, including in the Saddle Zones, will be incorporated into the resource models and mine designs during 2018.

Essakane Gold Mine: Essakane attributable Reserves for 2017 increased by 2%, net of depletion, to 3.1 million ounces versus the year prior, due to conversion of resource ounces at the Essakane Main Zone (EMZ) and Falagountou. Attributable Measured and Indicated Resources declined by 313,000 ounces or 7.5% to 3.8 million ounces mainly due to depletion. Attributable Inferred Resources declined by 91,000 ounces to 348,000 ounces. In the second quarter 2018, Essakane expects to complete a Prefeasibility Study on Heap Leach processing of EMZ marginal grade material. Once completed, the operation is expecting to declare additional Heap Leach Reserves, as well as to potentially add to the existing CIL Reserves for EMZ through justification of an additional pushback. Essakane also conducted exploration drilling of the Gossey satellite zone, 15 kilometers to the northwest of the Essakane processing plant, during 2016 and 2017. A maiden Resource estimate for Gossey should be completed in 2018. Exploration is ongoing on a number of other regional targets at Essakane.

Westwood Gold Mine, Canada: A net increase in Reserves of 130,000 ounces or 12% to 1.18 million ounces converted from resources, after depletion. Measured and Indicated Resources increased by 227,000 ounces or 19% to 1.4 million ounces as the 2017 delineation and valuation drilling (112 km) triggered a significant conversion from Inferred Resources, which also drove the conversion of Resources to Reserves. Inferred Resources declined by 0.4 million ounces to 1.8 million ounces as a result of the same conversion exercise. Westwood is planning a further 110 kilometres of drilling during 2018 to continue building the planning reserves through conversion of resources.

Sadiola Gold Mine, Mali: At Sadiola, there was a net decrease year-on-year in attributable Reserves of 100,000 ounces or 6% to 1.7 million ounces due to depletion. Attributable Measured and Indicated Resources were effectively unchanged at 2.9 million ounces as depletion was offset by newly identified resources and conversion of Inferred material. Inferred Resources declined by 33,000 ounces to 0.4 million ounces. No significant exploration activity is planned for Sadiola in 2018 as we continue to work to reach an agreement with the Government of Mali for the path forward for the Sadiola Sulphide Project.

Côté Gold Project, Canada: An initial Reserve of 3.84 million attributable ounces, converted from resources as an outcome of positive results from a Prefeasibility Study, was announced on June 5, 2017. Attributable Indicated and Inferred Resources at Côté are now 5.2 million ounces and 0.8 million ounces respectively. Resources are lower than the resources announced last year, primarily as a result of the sale of 30% of the IAMGOLD interest in Côté to Sumitomo Metal Mining as announced concurrently with the Prefeasibility Study results. A Feasibility Study is currently underway for the Côté Gold Project, with expected completion in the first half of 2019, at which time a construction decision will be taken. As part of the feasibility work, a drilling program has been undertaken to: (i) improve the confidence classification of the existing Reserves and Resources; (ii) convert Inferred Resources from the Prefeasibility Study for inclusion in the Feasibility Study Reserves and mine plan; (iii) further geotechnical investigation of the pit and infrastructure areas; and (iv) condemnation of infrastructure, tailings storage and mine rock dump areas. An updated Reserve and Resource declaration, incorporating the new drilling and refined cost models, will be produced as an outcome of this feasibility work.

Boto Gold Project, Senegal: The addition of 1.42 million attributable ounces of Reserves, converted from Resources as an outcome of positive results from a Prefeasibility Study, which was announced on February 12, 2018. IAMGOLD is continuing exploration of the Boto concession during 2018 with the goal of identifying additional resources to enhance the Boto project economics and mine life.

Saramacca Gold Project, Suriname. On September 5, 2017, a maiden resource was declared for the Saramacca deposit, 25 km south of the Rosebel Gold Mine. Attributable Indicated Resources were estimated to be 680,000 ounces and attributable Inferred Resources were estimated to be 344,000 ounces. Exploration and resource definition drilling continues at Saramacca, and an initial Reserve declaration is expected in the second half of 2018

upon completing development studies and an integrated Rosebel plus Saramacca mine plan and incorporating any new drilling results that are available at that time. On January 24, 2018 IAMGOLD announced that it had been granted rights to the Brokolonko exploration concession, on trend to the northwest of Saramacca and the previously optioned Sarafina exploration concession creating a new gold district. Airborne geophysics, exploration field work, and drilling will be undertaken in earnest throughout this new gold district during 2018.

Advance Exploration Projects: The Inferred Resources at the **Pitangui Project** in Minas Gerais, Brazil increased year-on-year by 21% to 819,000 ounces as the result of orebody extensions identified through step out drilling. Exploration at Pitangui will continue for 2018. Both Indicated and Inferred Resources at the **Diakha-Siribaya Project** in Mali doubled versus the prior year (to 0.1 million ounces and 1.1 million ounces respectively) with the acquisition of the 50% joint partner Merrex Gold as announced February 28, 2017. An updated resource estimate is planned later in 2018 to incorporate significant additional drilling on strike from the originally identified resource, including drilling from 2017 and 2018 on an expanded exploration concession. In past periods, IAMGOLD has announced ongoing drill results from the **Monster Lake** and **Nelligan** joint venture projects in northeastern Quebec, Canada and the **Eastern Borosi** joint venture project in Nicaragua. Work is underway to produce maiden resource estimates for all of these projects during 2018.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Note: Mineral reserves and mineral resources for IAMGOLD's gold mines for the 2017 year-end statement were estimated using a $1,200 per ounce gold price (unless otherwise indicated in the notes in Table 1) for mineral reserves and a $1,500 per ounce price for mineral resources (unless otherwise indicated in the notes in Table 1). For open pit operations, gold resources are constrained within an economic pit shell.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable

mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The "Qualified Person" responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chenard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 35 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company's operations and projects through site visits, information reviews and ongoing communication and oversight of mine site technical service teams or consultants responsible for resource and reserve modeling and estimation.

She is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "expected", "anticipate", "estimate", "believe",

"intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Investor Relations Associate
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

Mineral Reserves and Resources of Gold Operations as of December 31, 2017 [1][2][3][4][5][6][7][8][9][10][11][12]

GOLD OPERATIONS	MINERAL RESERVES AND RESOURCES			
	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel[4], Suriname				**(95%)**
Proven Reserves	23,122	0.6	479	455
Probable Reserves	84,358	1.1	3,034	2,882
Subtotal	**107,480**	**1.0**	**3,513**	**3,337**
Measured Resources	45,561	0.7	1,059	1,006
Indicated Resources	254,010	1.0	8,036	7,634
Inferred Resources	86,471	1.0	2,704	2,569
Essakane[5], Burkina Faso				**(90%)**
Probable Reserves	93,126	1.1	3,390	3,051
Subtotal	**93,126**	**1.1**	**3,390**	**3,051**
Indicated Resources	113,809	1.2	4,269	3,842
Inferred Resources	9,720	1.2	386	348
Westwood[6], Canada				**(100%)**
Proven Reserves	998	7.9	252	252
Probable Reserves	3,770	7.6	924	924
Subtotal	**4,768**	**7.7**	**1,176**	**1,176**
Measured Resources	788	13.2	335	335
Indicated Resources	2,808	11.9	1,078	1,078
Inferred Resources	5,189	11.0	1,838	1,838
Sadiola[7], Mali				**(41%)**
Proven Reserves	245	2.1	17	7
Probable Reserves	69,106	1.9	4,124	1,691
Subtotal	**69,352**	**1.9**	**4,140**	**1,698**
Measured Resources	245	2.1	17	7
Indicated Resources	122,451	1.8	7,040	2,887
Inferred Resources	17,661	1.7	956	392
Côté Gold[8], Canada				**(64.75%)**
Probable Reserves	196,079	0.9	5,926	3,837
Subtotal	**196,079**	**0.9**	**5,926**	**3,837**
Indicated Resources	281,171	0.9	8,037	5,024
Inferred Resources	76,471	0.5	1,231	797
Saramaca[12], Suriname				**(66.5%)**
Indicated Resources	14,444	2.2	1,022	680
Inferred Resources	13,632	1.2	518	344
Boto Gold[9], Senegal				**(100%)**
Probable Reserves	26,841	1.6	1,415	1,415
Subtotal	**26,841**	**1.6**	**1,415**	**1,415**
Indicated Resources	37,408	1.6	1,922	1,922
Inferred Resources	10,981	1.7	594	594
Pitangui[10], Brazil				**(100%)**
Inferred Resources	5,365	4.7	819	819
Diakha-Siribaya[11], Mali				**(100%)**
Indicated Resources	2,102	1.9	129	129
Inferred Resources	19,816	1.7	1,092	1,092
TOTAL [13]				
Proven & Probable Reserves	497,646	1.2	19,560	14,514
Measured and Indicated Resources	874,798	1.2	32,944	24,723
Inferred Resources	245,306	1.3	10,138	8,793

Notes:
[1] Measured and indicated resources are inclusive of proven and probable reserves.

[2] In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

[3] Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates".

[4] Rosebel mineral reserves have been estimated as of December 31, 2017 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2017 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[5] Essakane mineral reserves have been estimated as of December 31, 2017 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2017 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[6] Westwood mineral reserves have been estimated as of December 31, 2017 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2017 using a 6.0 g/t Au cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.

[7] Mineral reserves at Sadiola have been estimated as of December 31, 2017 using an average of $1,200/oz gold price and mineral resources have been estimated as of December 31, 2017 using a $1,400/oz gold price and have been estimated in accordance with the JORC code.

[8] Côté Gold mineral reserves have been estimated as of December 31, 2017 using a $1,200/oz gold price and the mineral resources have been estimated as of December 31, 2017 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[9] Boto Gold mineral reserves has been estimated as of December 31, 2017 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2017 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[10] Pitangui mineral resources have been estimated as of December 31, 2017 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[11] Diakha-Siribaya mineral resources have been estimated as of December 31, 2017 using $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[12] Saramacca mineral resources have been estimated as of December 31, 2017 using $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[13] Due to rounding, numbers presented throughout this document may not add up precisely to the totals.

The Company's reserve estimate is comprised of in-place material, i.e., contained ounces of gold and metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.